Exhibit 99.5

PRODUCT SALES STATEMENT, FOR THE PRODUCT SALES MEASURING PERIOD ENDED MARCH 31, 2019

As called for under §5.4 of the Contingent Value Rights Agreement (the “CVRA”) by and between Sanofi (formerly known as sanofi-aventis) and American Stock Transfer & Trust Company LLC dated as of March 30, 2011. On May 13, 2016, American Stock Transfer & Trust Company, LLC (“AST”) tendered its resignation as trustee under the CVRA to Sanofi. As of June 30, 2016, UMB Bank, National Association replaced AST and is the Successor Trustee under the CVRA. All capitalized terms used in the present Product Sales Statement have the respective meanings ascribed to them in the CVRA. Amounts set forth herein are not necessarily indicative of results that will be achieved in subsequent Product Sales Measuring Periods.

Sales data for the Product

Market	Q1 2019			Q4 2018			Q3 2018			Q2 2018
	(I)	(II)	X-rate	(I)	(II)	X-rate	(I)	(II)	X-rate	(I)	(II)	X-rate
Major Markets
USA	56.3	46.1	1.0000	65.0	52.0	1.0000	72.9	58.6	1.0000	67.5	54.7	1.0000
UK	20.7	18.6	0.7684	18.5	17.1	0.7775	18.6	17.1	0.7671	18.5	17.1	0.7350
France
Germany	7.6	7.6	0.8806	6.3	6.3	0.8762	8.8	8.8	0.8595	10.9	9.9	0.8388
Italy	5.0	4.3	0.8806	4.4	4.2	0.8762	4.0	3.8	0.8595	6.4	6.1	0.8388
Spain	8.3	5.7	0.8806	6.2	3.7	0.8762	6.2	4.4	0.8595	9.4	6.5	0.8388
Subtotal	98.0	82.3		100.5	83.4		110.5	92.6		112.7	94.3
All other...	27.8	21.8	Misc.	33.4	25.1	Misc.	32.8	23.8	Misc.	36.0	28.0	Misc.
Exclusions
Oncology(1)	0.0	0.0		0.1	0.1		0.1	0.1		0.0	0.0
Transplant Indications*	**	**		**	**		**	**		**	**

Legend:

(I):

Aggregate gross amount invoiced by the Company, its Affiliates and its licensees for sales of the Product by the Company, its Affiliates and licensees of the Company and its Affiliates to third parties, in millions of United States dollars.

(II):	Product Sales, in millions of United States dollars.
X-rate:

Exchange rates used for conversion of the specified Major Market’s foreign currency into United States dollars for the quarter indicated. Exchange rates for other markets will be provided to the extent there are sales invoiced in currencies other than the United States dollar.

*:

Note that amounts appearing in this line are a subset of the amounts appearing in the “Oncology” line, above, provided for information purposes and calculated by reference to relevant data compiled by the UNOS (United Network for Organ Sharing).

**:

During the period under review, there was no Transplant Indication stock keeping units (SKUs) recorded. UNOS data specifying Transplant Indication usage for the specified period is not available as of the date of this Statement.

N/A:	Not applicable.
(1):

Commercialized Campath® is currently available exclusively in Japan, for the rest of world Campath® is being made available to patients at no cost through a patient access/distribution program. Commercial sales in Japan amount to 0.04 million of United States dollars during the quarter.

Do Product Sales in the Product Sales Measuring Period ended March 31, 2019 include Product Sales of a Combination Product?     ☒  No    ☐  Yes

Has any Product Sales Milestone been achieved during the Product Sales Measuring Period ended March 31, 2019?     ☒  No    ☐  Yes

Based upon actual sales trends to date, Sanofi does not expect that Product Sales Milestones #2-4 will be met.

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Sanofi

By:	/s/ Jean-Baptiste Chasseloup de Chatillon
Name:	Jean-Baptiste Chasseloup de Chatillon
Title:	Executive Vice President, Chief Financial Officer

Date: April 25, 2019